EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS REPORTS SECOND QUARTER EARNINGS OF $29.7 MILLION

HOUSTON, July 20, 2004 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported second quarter net income applicable to common stockholders of $29.7 million, or $0.55 diluted earnings per share – an increase of 10 percent over the second quarter of 2003.

The results represent ExpressJet's thirteenth consecutive quarter of improved earnings, due in part to the company's continuing efforts to reduce year-over-year unit costs. "While this quarter has presented our industry with many operational and financial challenges, our employees continued to focus on operational excellence and efficiency, which are critical to our competitive position in the regional airline industry," said ExpressJet President and CEO Jim Ream.

Second Quarter Operating Results

Second quarter operating revenue increased 16 percent to $370.8 million, from $320.3 million in the second quarter of 2003. Compared with the same period last year, capacity grew 26 percent to 2.6 billion available seat miles, with block hours increasing 27 percent to approximately 184,000 block hours. Revenue passenger miles were up 31 percent, resulting in a 3.0 point year-over-year increase in load factor to a record high of 73.2 percent. The company also achieved a 99.9 percent controllable completion factor during the second quarter of 2004, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 98.3 percent.

During the quarter, ExpressJet accepted delivery of six Embraer ERJ-145XR aircraft, bringing its total fleet to 235.

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EXPRESSJET REPORTS SECOND QUARTER EARNINGS OF $29.7 MILLION/PAGE 2

During the second quarter, the company began new service to Boise, Idaho, and Tallahassee, Fla. from Houston's George Bush Intercontinental Airport, and to St. John's, Newfoundland from Newark Liberty International. ExpressJet also expanded its presence in Latin America with service to three additional cities in Mexico – Monclova, Oaxaca and Toluca – from Houston.

Second Quarter Financial Results

ExpressJet's second quarter 2004 operating income reflected a 13.5 percent operating margin, as compared with an operating margin of 14.1 percent for second quarter 2003. The 13.5 percent operating margin included the benefits of cost savings and $3.1 million in performance incentive payments.

In June 2004, the company recorded an additional $2.0 million in other operating expenses relating to a claim by Continental Airlines for indemnification under the parties' capacity purchase agreement for costs incurred during the post-retirement storage of certain turboprop aircraft engines. The total expense recorded in the six months ended June 30, 2004 was $4.0 million, paid to Continental Airlines in June as full and final satisfaction of this matter.

ExpressJet ended the second quarter of 2004 with $236.7 million in cash. During the quarter, the company paid $14.7 million, including accrued interest and net of prepayments made in prior periods, on its note payable to Continental Airlines, thereby reducing the outstanding balance to $179.6 million as of June 30, 2004. Additionally, capital expenditures for the second quarter of 2004 totaled $7.2 million, net of sales of fixed assets and parts, compared with $7.8 million, net, for the second quarter of 2003. ExpressJet currently plans capital expenditures of approximately $20.0 million for the remainder of 2004.

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ExpressJet will conduct a telephone briefing to discuss its second quarter results today at noon CDT/1 p.m. EDT. A live Webcast of this briefing will be available online at www.expressjet.com - investor relations.

Corporate Background

ExpressJet Airlines, Inc. operates as Continental Express, the regional jet provider for Continental Airlines. With service to approximately 140 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental Airlines' regional jet service from its hubs in Houston, New York/Newark and Cleveland. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental Airlines and partner airlines.

ExpressJet Airlines employs approximately 6,500 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

The foregoing contains forward-looking statements that are not limited to historical facts, but reflect the company's current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact results include, but are not limited to, the company's dependence on its capacity purchase agreement with Continental Airlines; the company's dependence on Continental's financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; the company's high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2003 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended June 30,		Increase/
	2004	**2003**	**(Decrease)**
Operating Revenue	$ 370,849	$ 320,303	15.8%
Operating Expenses:			
Wages, salaries and related costs	77,285	68,805	12.3%
Aircraft rentals	69,590	61,257	13.6%
Aircraft fuel and related taxes	46,893	37,919	23.7%
Maintenance, materials and repairs	36,763	33,237	10.6%
Ground handling	26,625	22,004	21.0%
Other rentals and landing fees	22,159	24,182	(8.4%)
Outside services	6,638	6,611	0.4%
Depreciation and amortization	5,834	4,851	20.3%
Aircraft related and other insurance	2,521	1,075	n/m
Security fee reimbursement	-	(3,034)	n/m
Other operating expenses	26,390	18,325	44.0%
	320,698	275,232	16.5%
Operating Income	50,151	45,071	11.3%
Nonoperating Income (Expense):			
Interest expense	(3,004)	(1,972)	52.3%
Interest income	723	579	24.9%
Capitalized interest	114	303	(62.4%)
Other, net	10	(30)	n/m
	(2,157)	(1,120)	92.6%
Income before Income Taxes and Dividends	47,994	43,951	9.2%
Income Tax Expense	18,334	16,882	8.6%
Net Income	29,660	27,069	9.6%
Preferred Stock Dividend	-	(177)	n/m
Net Income Applicable to Common Stockholders	$ 29,660	$ 26,892	10.3%
Basic EPS	$ 0.55	$ 0.42	31.0%
Diluted EPS	$ 0.55	$ 0.42	31.0%
Operating Margin	13.52%	14.07%	(0.55pts)
Basic Shares Used for EPS Calculation	54,202	64,000	(15.3%)
Diluted Shares Used for EPS Calculation	54,216	64,004	(15.3%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Six Months Ended June 30,		Increase/
	2004	**2003**	**(Decrease)**
Operating Revenue	$ 734,883	$ 626,865	17.2%
Operating Expenses:			
Wages, salaries and related costs	156,474	135,297	15.7%
Aircraft rentals	137,201	118,706	15.6%
Aircraft fuel and related taxes	90,045	70,718	27.3%
Maintenance, materials and repairs	74,815	63,149	18.5%
Ground handling	51,140	42,210	21.2%
Other rentals and landing fees	42,650	47,716	(10.6%)
Outside services	16,677	16,110	3.5%
Depreciation and amortization	11,596	9,646	20.2%
Aircraft related and other insurance	4,950	2,089	n/m
Security fee reimbursement	-	(3,034)	n/m
Other operating expenses	50,561	35,825	41.1%
	636,109	538,432	18.1%
Operating Income	98,774	88,433	11.7%
Nonoperating Income (Expense):			
Interest expense	(6,040)	(4,192)	44.1%
Interest income	1,366	1,038	31.6%
Capitalized interest	233	548	(57.5%)
Other, net	133	(31)	n/m
	(4,308)	(2,637)	63.4%
Income before Income Taxes and Dividends	94,466	85,796	10.1%
Income Tax Expense	36,086	32,975	9.4%
Net Income	58,380	52,821	10.5%
Preferred Stock Dividend	-	(352)	n/m
Net Income Applicable to Common Stockholders	$ 58,380	$ 52,469	11.3%
Basic EPS	$ 1.08	$ 0.82	31.7%
Diluted EPS	$ 1.08	$ 0.82	31.7%
Operating Margin	13.44%	14.11%	(0.67pts)
Basic Shares Used for EPS Calculation	54,199	64,000	(15.3%)
Diluted Shares Used for EPS Calculation	54,230	64,000	(15.3%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS

	Three Months Ended June 30,		Increase/ (Decrease)
	2004	**2003**	
Revenue passenger miles (millions)	1,906	1,456	30.9%
Available seat miles (ASM) (millions)	2,603	2,073	25.6%
Passenger load factor	73.2%	70.2%	3.0pts
Block hours	184,055	145,008	26.9%
Departures	101,588	88,806	14.4%
Operating cost per available seat mile (cents)	12.32	13.28	(7.2%)
Operating cost per block hour (dollars)	1,742	1,898	(8.2%)
Average fuel cost per available seat mile (cents)	1.80	1.83	(1.6%)
Average price per gallon of fuel (cents)	71.20	71.20	-
Fuel gallons consumed (millions)	65.9	53.3	23.6%
Average length of aircraft flight (miles)	526	482	9.1%
Actual aircraft in fleet at end of period	235	212	10.8%
Average daily utilization of each aircraft	8 hrs 44 min	7 hrs 45 min	12.6%
Controllable completion factor	99.9%	99.9%	-
Completion factor	98.3%	99.2%	(0.9pts)

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS

	Six Months Ended June 30,		Increase/ (Decrease)
	2004	**2003**	
Revenue passenger miles (millions)	3,448	2,534	36.1%
Available seat miles (ASM) (millions)	5,003	3,840	30.3%
Passenger load factor	68.9%	66.0%	2.9pts
Block hours	353,156	273,812	29.0%
Departures	196,889	168,454	16.9%
Operating cost per available seat mile (cents)	12.71	14.02	(9.3%)
Operating cost per block hour (dollars)	1,801	1,966	(8.4%)
Average fuel cost per available seat mile (cents)	1.80	1.84	(2.2%)
Average price per gallon of fuel (cents)	71.20	71.20	-
Fuel gallons consumed (millions)	126.5	99.3	27.4%
Average length of aircraft flight (miles)	521	471	10.6%
Actual aircraft in fleet at end of period	235	212	10.8%
Average daily utilization of each aircraft	8 hrs 29 min	7 hrs 34 min	12.0%
Controllable completion factor	99.8%	99.8%	-
Completion factor	98.5%	98.4%	0.1pts

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NON-GAAP STATISTICAL INFORMATION

	Three Months Ended June 30,		Increase/
PERFORMANCE MEASURES:	**2004**	**2003**	**(Decrease)**
Operating margin per CPA [1]	11.5%	11.5%	-
Adjustments:			
Add: Labor and other costs excluded from capacity purchase agreement (CPA)	2.4%	1.4%	1.0 pts
Add: Incentives and other revenues excluded from CPA	(0.4%)	1.2%	(1.6 pts)
Actual operating margin as reported	13.5%	14.1%	(0.6 pts)

(1) Under the capacity purchase agreement with Continental, the operating margin as defined should be between 8.5% and 11.5% each quarter; otherwise, a reconciliation payment is made by Continental, if less than 8.5%, or to Continental, if more than 11.5%. However, for purposes of calculating the operating margin as defined by the agreement, ExpressJet excludes the effect of any unanticipated changes in most of the labor costs, any performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. Since ExpressJet's settlement for the operating margin is calculated on a quarterly basis, year-to-date calculation is less meaningful. For a detailed discussion of ExpressJet's capacity purchase agreement with Continental, see ExpressJet's 2003 10-K. This disclosure provides management the ability to communicate to investors how certain provisions of the capacity purchase agreement operate.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Operating costs per block hour (BH) as reported	$ 1,742	$ 1,898	$ 1,801	$ 1,966
Adjustments:				
Subtract: Indemnification claim per BH	(11)	-	(11)	-
Add: Security fee reimbursement per BH	-	21	-	11
Adjusted operating cost per BH excluding non-recurring items [1]	$ 1,731	$ 1,919	$ 1,790	$ 1,977

(1) Adjusted operating cost per block hour excluding indemnification claim and security fee reimbursement provides management and investors the ability to measure and monitor ExpressJet's cost performance absent non-recurring adjustments. The reasons for these adjustments are as follows:

- Continental made the indemnification claim under the capacity purchase agreement, which was settled, for costs incurred during the post-retirement storage of certain turboprop aircraft engines. Since ExpressJet is an all-jet operator, storage of turboprop aircraft is not part of its normal operations.

- The security fee reimbursement received during May 2003 represented ExpressJet's share of the reimbursements for security costs to the airline industry. However, 100% of this reimbursement was remitted to Continental, pursuant to the terms of the capacity purchase agreement with Continental.

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